

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Ryan Davies
Chief Executive Officer
CancerVAX, Inc.
351 Paseo Nuevo, Floor 2
Santa Barbara, CA 93101

      Re: CancerVAX, Inc.
           Offering Statement on Form 1-A
           Filed January 12, 2023
           File No. 024-12130

Dear Ryan Davies:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A

Part I
Item 3. Application of Rule 262, page i

1. In Item 3 of Part I, we note that you have checked the box that "*bad actor*" disclosure under Rule 262(d) is provided in Part II of the offering statement; however, we could not locate such disclosure. Please provide the appropriate disclosure in Part II or correct the check box in Part I.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Arzhang Navai at 202-551-4676 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Callie Jones